UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to _________

Commission file number 1-37671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY EMPLOYER, LLC 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST CITY REALTY TRUST, INC.
Key Tower
127 Public Square, Suite 3100
Cleveland, Ohio 44114

FOREST CITY EMPLOYER, LLC 401(k) EMPLOYEE SAVINGS PLAN & TRUST

_____________________________________________________________________________________

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2017 AND 2016 AND
FOR THE YEAR ENDED DECEMBER 31, 2017

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Table of Contents
______________________________________________________________________________________________________

Page

Report of Independent Registered Public Accounting Firm	1 - 2

Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	4

Notes to Financial Statements	5 - 9

Supplemental Schedule: *
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2017	10

*    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Forest City Employer, LLC 401(k) Employee Savings Plan & Trust

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Forest City Employer, LLC 401(k) Employee Savings Plan & Trust (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2006.

Cleveland, Ohio
June 29, 2018

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

______________________________________________________________________________________________________

	2017	2016
Assets
Investments at fair value	$215,206,172	$165,697,478
Cash	—	32,996,587

Receivables:
Employer contributions	2,056,845	2,599,553
Notes receivable from participants	2,019,120	2,410,043
Total receivables	4,075,965	5,009,596

Net assets available for benefits	$219,282,137	$203,703,661

The accompanying notes are an integral part of these financial statements.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

______________________________________________________________________________________________________

Investment income:
Net appreciation in fair value of investments	$28,516,538
Interest and dividends	8,326,072
Total investment income	36,842,610

Contributions:
Participant	8,687,086
Employer	2,056,845
Rollover	922,251
Total contributions	11,666,182

Interest income on notes receivable from participants	99,086

Benefits paid to participants	(23,281,947)

Loan origination fees	(13,158)

Net increase	25,312,773

Plan transfers	(9,734,297)

Net assets available for benefits:
Beginning of year	203,703,661
End of year	$219,282,137

The accompanying notes are an integral part of this financial statement.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2017 and 2016
______________________________________________________________________________________________________

1.	Description of the Plan

General. Forest City Employer, LLC 401(k) Employee Savings Plan & Trust (the “Plan”) is a defined contribution plan covering all employees of Forest City Employer, LLC (the “Company”), a subsidiary of Forest City Realty Trust Inc. (“FCRT”), except contract security, temporary employees, interns, employees covered by collective bargaining agreements that do not permit participation in the Plan and employees of non-legacy Forest City Enterprises, Inc. companies as defined in the Plan, as amended. Certain employees of RMS Investment Corporation (“RMS”), an affiliate of the Company, are also covered by the provisions of the Plan. The Company and RMS are herein collectively referred to as the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan document was amended and restated as of January 1, 2017 to change the name of the plan to Forest City Employer, LLC 401(k) Employee Savings Plan & Trust (formerly known as Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I) and add a Roth Contribution feature.

Eligibility. Employees who have completed 90 days of service and have attained age 21 are eligible.

Participant Accounts. Each participant’s account is credited with the participant’s contribution (deferred compensation), the Employer’s matching contribution, and allocation of the Plan’s earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions. Each year, participants may make pretax and Roth post-tax contributions up to 50% of annual compensation, subject to statutory limitations imposed by the Internal Revenue Code (“IRC”). New employees are automatically enrolled at a 1% contribution level and have 90 days to opt out. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. Each year the Employer contributes to the Plan a discretionary matching contribution equal to a percentage of each participant’s contribution, subject to a maximum per participant. The Employer’s matching contribution for 2017 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant’s deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contributions, up to an annual maximum of $3,500. Participants are eligible to receive an Employer’s matching contribution by being actively employed on the first and last day of the Plan year for which the contribution applies (“Plan Year”), and having completed at least 1,000 hours of service during the Plan Year.

Vesting. Participants are immediately vested in all contributions made plus actual earnings thereon.

Payment of Benefits. Lump-sum payments are made for normal retirement, death, total and permanent disability, termination or financial hardship. In addition, lump sum payments are made upon reaching age 59 1/2, at the election of the participant.

Notes Receivable from Participants. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50 percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the fixed rate of 1% above prime. The interest rate is fixed at the inception of the loan. Outstanding loans bore interest at 4.25% - 5.25% at December 31, 2017 and 4.25% - 5.00% at December 31, 2016. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant’s principal residence, which may be amortized over a period up to ten years. Principal and interest paid by the participant is credited to the participant’s account.

2.	Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements were prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2017 and 2016
______________________________________________________________________________________________________

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 of the financial statements for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Administrative Expenses. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in loan origination fees. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of Company stock, collective trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Fair Value Measurements

Accounting guidance provides a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for the identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2017 and 2016
______________________________________________________________________________________________________

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust fund - Stable Value fund: Valued at the NAV of units of the collective trust. The fund is composed primarily of fully benefit-responsive investment contracts that are valued at contract value. NAV is determined to be contract value which is the value participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$191,565,672	$—	$—	$191,565,672
Forest City Realty Trust, Inc. common stock	8,558,985	—	—	8,558,985
Total investments in the fair value hierarchy	$200,124,657	—	—	200,124,657

Investments measured at net asset value:
Collective trust fund				15,081,515

Total investments at fair value				$215,206,172

	2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$140,561,092	$—	$—	$140,561,092
Forest City Realty Trust, Inc. common stock	10,601,261	—	—	10,601,261
Total investments in the fair value hierarchy	$151,162,353	—	—	151,162,353

Investments measured at net asset value:
Collective trust fund				14,535,125

Total investments at fair value				$165,697,478

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent) as of December 31, 2017 and 2016:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2017	2016	Commitments	Frequency	Notice Period
Stable Value Fund	$15,081,515	$14,535,125	$—	Daily	Daily

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2017 and 2016
______________________________________________________________________________________________________

4.	Collective Trust Fund - Stable Value Fund

The objective of the Stable Value Fund (“Fund”) is to provide maximum current income while maintaining stability of principal. To achieve this objective, the Fund will invest primarily in investments that are designed to provide stability and a competitive yield, such as, Synthetic Investment Contracts and Guaranteed Investment Contracts. Because such investments are not actively traded in the open market and generally must be held until maturity, there is a risk that, like any investment, one or more of the Fund’s holdings could fail to make scheduled interest and principal payments prior to maturity, potentially reducing the Fund’s income level and causing a loss of principal. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the Fund in order to ensure that securities liquidations will be carried out in an orderly business manner.

Participants may ordinarily direct the withdrawal or transfer of all of their investment at contract value daily without any limitations. Certain events including, but not limited to, partial or complete legal termination or tax disqualification of the Plan, may limit the ability of participants to transact at contract value; however, the Plan administrator believes that any such events are not probable of occurring.

5.	Related Party and Party-In-Interest Transactions

The Plan invests in shares of mutual funds and a collective trust fund managed by T. Rowe Price, and maintains investments related to amounts directed by participants prior to December 30, 2016 in common stock of FCRT which qualify as party-in-interest transactions.

On June 9, 2017, a proposal to reclassify and exchange each share of Class B Common in to Class A Common stock and eliminate the dual-class share structure was approved by stockholders of FCRT at the Annual Meeting of Stockholders. Effective June 12, 2017 each Class B share was exchanged into 1.31 shares of Class A Common Stock, with a right to cash in lieu of fractional shares.

The Plan held an investment in FCRT Class A common stock of $8,558,985 (355,145 shares) and $10,043,248 (481,922 shares) at December 31, 2017 and 2016, respectively. The Plan held an investment in FCRT Class B common stock of $558,013 (19,141 shares) at December 31, 2016. Dividends paid in 2017 on FCRT Class A and Class B common stock, are reinvested in such FCRT common stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

7.	Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated August 2, 2017, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the IRC. Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2017 and 2016
______________________________________________________________________________________________________

8.	Plan Transfers

Plan transfers represent certain participant balances transferred out of the Plan into another qualified defined contribution plan during 2017 due to the divestiture of the Company’s federally assisted housing portfolio.

9.	Subsequent Events

Effective January 1, 2018 new employees are automatically enrolled at a 3% contribution level. Employees contributing between 1% and 14% of pre-tax earnings will receive an automatic 1% increase each April 1 up to a maximum of 15%. The Employer’s matching contribution will be 100% for the first 3% of employee wage contributions and 50% on the next 2% for a maximum potential match of 4% as long as the participant contributes at least 5% to the Plan. The Employer’s matching contribution frequency will also be increased from annually to each pay period.

Effective March 16, 2018, dividends on FCRT common stock are no longer permitted to be reinvested into FCRT common stock and instead will be invested according to each participant’s investment allocation election.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

		Number of		Current
Description		Units	Cost	Value

Investments:
	Mutual funds:
	American Beacon Stephens Small Cap Growth Instl	68,182	**	$1,296,139
	American Funds EuroPacific Growth Fund	221,778	**	12,450,623
	Baird Aggregate Bond Inst	619,738	**	6,736,549
	Deutshce Real Estate Securities Fund	26,849	**	550,945
	Dreyfus/The Boston Company Small Cap Value Fund	122,471	**	2,740,906
	Fidelity Contra Fund	51,937	**	6,360,675
	JP Morgan Mid Cap Value Fund Class L	119,670	**	4,820,304
*	T. Rowe Price Blue Chip Growth Fund	275,900	**	26,571,937
*	T. Rowe Price Equity Income Fund	268,546	**	8,953,328
*	T. Rowe Price Mid Cap Growth Fund	116,113	**	10,104,182
*	T. Rowe Price Retirement 2005 Fund	11,961	**	163,270
*	T. Rowe Price Retirement 2010 Fund	242,152	**	4,426,534
*	T. Rowe Price Retirement 2015 Fund	173,287	**	2,595,835
*	T. Rowe Price Retirement 2020 Fund	511,913	**	11,538,516
*	T. Rowe Price Retirement 2025 Fund	689,481	**	12,127,964
*	T. Rowe Price Retirement 2030 Fund	552,534	**	14,321,680
*	T. Rowe Price Retirement 2035 Fund	364,628	**	6,916,997
*	T. Rowe Price Retirement 2040 Fund	331,181	**	9,021,378
*	T. Rowe Price Retirement 2045 Fund	410,435	**	7,580,742
*	T. Rowe Price Retirement 2050 Fund	228,828	**	3,551,409
*	T. Rowe Price Retirement 2055 Fund	53,234	**	829,382
*	T. Rowe Price Retirement 2060 Fund	4,323	**	52,138
*	T. Rowe Price Retirement Balanced Fund	99,966	**	1,538,483
	TIAA-CREF Inflation Linked Bond I	66,929	**	758,973
	Charles Schwab Personal Choice Retirement Account	157,165	**	157,165
	Vanguard Institutional Index	74,771	**	18,203,670
	Vanguard Life Conservative Growth Fund	730	**	14,563
	Vanguard Life Moderate Growth Fund	235,902	**	6,402,377
	Vanguard Life Strategy Growth Fund	128,680	**	4,332,655
	Vanguard Life Strategy Income Fund	81,203	**	1,263,512
	Vanguard Mid Cap Index Admiral	13,959	**	2,673,927
	Vanguard Short Term Investment Grd, ADM	150,416	**	1,598,927
	Vanguard Small Cap Index	12,857	**	909,987

				191,565,672

	Collective trust fund:
*	T. Rowe Price Stable Value Fund	15,081,515	**	15,081,515

*	Forest City Realty Trust, Inc. common stock	355,145	**	8,558,985

*	Participant loans, 4.25% - 5.25% interest rate			2,019,120

	Total investments			$217,225,292

	* Denotes party-in-interest.
	** Participant-directed investment, cost information is omitted

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Realty Trust, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY EMPLOYER, LLC 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)

June 29, 2018	/s/ Robert G. O’Brien
(Date)	Robert G. O’Brien,
Executive Vice President and
Chief Financial Officer
Forest City Realty Trust, Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.1	Consent of Grant Thornton LLP regarding Form S-8
(Registration No. 333-173211).